FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
420 Lexington Avenue, Suite 1718
New York, NY 10170

February 16, 2017

VIA EDGAR

United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Withdrawal of Registration Statement on Form S-3
Filed December 22, 2016
File No. 333-215287

Ladies and Gentlemen:

On behalf of Fusion Telecommunications International, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-3, together with all exhibits and amendments thereto (File No. 333-215287), as initially filed with the Securities and Exchange Commission (“Commission”) on December 22, 2016 (“Registration Statement”), be withdrawn.

The Company requests withdrawal of the Registration Statement because the Company has determined that it does not meet the requirements for filing on Form S-3. The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, pursuant to Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Steven I. Weinberger, Esq., via email at steve@southfloridacorporatelaw.com or via facsimile at (888) 825-6417.

If you have any questions with respect to this matter, please contact Mr. Weinberger at (561) 210-8516.

Very truly yours,

/s/ Gordon Hutchins, Jr.
Gordon Hutchins, Jr.
President and Chief Operating Officer